SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**CIK # 0001243106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than August 1, 2005	**333-120916**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)




05062347


SEC MAIL PROCESSING
RECEIVED
JUL 29 2005
WASH. D.C.
192
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: **/s/ Joe Jurkowski**
Name: Joe Jurkowski
Title: Vice President

Dated: July 29, 2005

EXHIBIT INDEX

<u>Exhibit</u>

P 99.1 Certain Computational Materials Prepared
by the Underwriter in Connection with
Structured Asset Mortgage Investments II Inc. GreenPoint Mortgage Funding
Trust, Mortgage Pass-Through Certificates, Series 2005-AR4
(Filed separately under cover of Form SE in
accordance with Rule 202 of Regulation S-T
pursuant to a continuing hardship exemption).

New Issue Marketing Materials

$1,456,500,000 (Approximate)

Greenpoint MTA Trust 2005-AR4
Mortgage Pass-Through Certificates, Series 2005-AR4

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of June 1, 2005.

June 9, 2005

$1,456,500,000 (approx)
Greenpoint MTA Trust 2005-AR4
Mortgage Pass-Through Certificates, Series 2005-AR4
MTA Indexed Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (2)	Credit Enhance. %age (3)	Interest Rate Type		Certificate Type
Offered Certificates						
I-A-1	$348,438,000	AAA/Aaa	46.00%	Floater (4)	MTA Neg Am Non-Conforming No PPPs	Group I Super Senior LIBOR Floater
I-A-2A	$50,000,000	AAA/Aaa	19.00%	Floater (4)	MTA Neg Am Non-Conforming No PPPs	Group I Senior Level 1 Support LIBOR Floater
I-A-2B	$124,219,000	AAA/Aaa	19.00%	Floater (5)	MTA Neg Am Non-Conforming No PPPs	Group I Senior Level 1 Support LIBOR Floater
I-A-3	$58,073,000	AAA/Aaa	10.00%	Floater (4)	MTA Neg Am Non-Conforming No PPPs	Group I Senior Level 2 Support LIBOR Floater
II-A-1	$405,000,000	AAA/Aaa	19.00%	Floater (6)	MTA Neg Am Conforming	Group II Super Senior LIBOR Floater
II-A-2	$45,000,000	AAA/Aaa	10.00%	Floater (6)	MTA Neg Am Conforming	Group II Senior Support LIBOR Floater
III-A-1	$269,606,000	AAA/Aaa	24.00%	Floater (7)	MTA Neg Am Non-Conforming w/PPPs	Group III Super Senior LIBOR Floater
III-A-2	$49,664,000	AAA/Aaa	10.00%	Floater (7)	MTA Neg Am Non-Conforming w/PPPs	Group III Senior Support LIBOR Floater
X-1	Notional (8)	AAA/Aaa	10.00%	WAC (8)	MTA Neg Am Non-Conforming No PPPs	Group I Senior Basis Interest Only
X-2	Notional (9)	AAA/Aaa	10.00%	WAC (9)	MTA Neg Am Non-Conforming w/PPPs	Group II Senior Basis Interest Only
X-3	Notional (10)	AAA/Aaa	10.00%	WAC (10)	MTA Neg Am Conforming	Group III Senior Basis Interest Only
M-X	Notional (11)	AAA/Aaa	10.00%	WAC (11)	Total Pool	Subordinate Interest Only
B-1	$45,000,000	AA/Aa2	7.00%	Floater (12)	Total Pool	Crossed Subordinate LIBOR Floater
B-2	$36,000,000	A/A2	4.60%	Floater (12)	Total Pool	Crossed Subordinate LIBOR Floater
B-3	$25,500,000	BBB/Baa2	2.90%	Floater (12)	Total Pool	Crossed Subordinate LIBOR Floater
Privately Offered Certificates						
B-4	$23,250,000	BB/NR	1.35%	Floater (12)	Total Pool	Crossed Subordinate LIBOR Floater
B-5	$12,000,000	B/NR	0.55%	Floater (12)	Total Pool	Crossed Subordinate LIBOR Floater
B-6	$8,250,000	NR	--	Floater (12)	Total Pool	Crossed Subordinate LIBOR Floater

(1) The Certificate Sizes are approximate and subject to a +/-10% variance.

(2) The Offered Certificates will be rated by two of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and FitchRatings, Inc. ("Fitch").

(3) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(4) The Pass-Through Rate for the Class I-A-1, Class I-A-2A and Class I-A-3 Certificates will be a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average net rate of the Group I mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, the margin will double. The Class I-A-1, Class I-A-2A and Class I-A-3 Certificates will settle flat and accrue interest on an Actual/360 basis. The certificate balances of the Class I-A-1 and Class I-A-3 Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(5) The Class I-A-2B Certificates will be paid interest based upon an Interest Rate Swap as more fully described herein and will bear interest at a floating rate (the Pass-Through Rate) based on One-Month LIBOR plus [xx] basis points on an actual/360 basis.

(6) The Pass-Through Rate for the Class II-A-1 and II-A-2 Certificates (collectively, the "Class II-A Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]% and [x.xx]%, subject to the weighted average net rate of the Group II mortgage loans The Class II-A Certificates will settle flat and will accrue interest on an Actual/360 basis (0 day delay). The certificate balances of the Class II-A Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(7) The Pass-Through Rate for the Class III-A-1 and III-A-2 Certificates will be a floating rate based on One-Month MTA plus [x.xx]% subject to the weighted average net rate of the Group III mortgage loans The Class III-A Certificates will settle with accrued interest on a 30/360 basis (24 day delay). The certificate balances of the Class III-A Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(8) The Class X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group I Mortgage Loans over (y) the weighted average pass-through rate on the Class I-A Certificates based on the notional amount equal to aggregate current principal amount of the Class I-A Certificates. The Class X-1 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(9) The Class X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group II Mortgage Loans over (y) the weighted average pass-through rate on the Class II-A Certificates based on the notional amount equal to aggregate current principal amount of the Class II-A Certificates. The Class X-2 will settle with accrued interest (24 day delay) and accrue interest on a 30/360 basis (24 day delay).

(10) The Class X-3 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group III Mortgage Loans over (y) the weighted average pass-through rate on the Class III-A-1 Certificates based on the notional amount equal to current principal amount of the Class III-A-1 Certificates. The Class X-3 will settle with accrued interest (24 day delay) and accrue interest on a 30/360 basis (24 day delay).

(11) The Class M-X Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Mortgage Loans in the total pool over (y) the weighted average pass-through rate on the Class B Certificates based on the notional amount equal to the aggregate current principal amount of the Class B Certificates. The Class M-X will settle with accrued interest and accrue interest on a 30/360 basis.

(12) The Pass-Through Rate for the Class B-1, Class B-2, Class B-3, Class B-4 , Class B-5 and Class B-6 Certificates (collectively, the "Class B Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average Net Rate of the mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class B Certificates will settle flat and accrue interest on an Actual/360 basis. The Class B Certificates are subject to increases in their certificate principal balances as a result of the negative amortization feature of the mortgage loans.

Depositor:	Structured Asset Mortgage Investments II, Inc.
Servicer/Seller:	EMC Mortgage Corporation
Trustee:	Wells Fargo Bank, NA.
Originator:	The mortgage loans were originated by Greenpoint Mortgage Funding, Inc.
Cut-off Date:	July 1, 2005
Closing Date:	July 29, 2005
Rating Agencies:	The Offered Certificates will be rated by two of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and FitchRatings, Inc. ("Fitch").
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing August 25, 2005.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Class I-A, Class II-A and Class III-A Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Advancing Obligation:	The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest:

On each distribution date, the Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans that occurred during the Prepayment Period. The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

Collateral Description:

On July 1, 2005, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $1.5 billion. The mortgage loans are indexed to 1-Yr MTA with monthly coupon adjustments that allow for negative amortization whereby interest payments may be deferred and added to the principal balance thereof. For these loans, the monthly payment amount is subject to adjustment annually on a date specified in the mortgage note, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the monthly payment prior to the adjustment, (ii) as of the fifth anniversary of the first due date and on every fifth year thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage of 110% of the original principal balance due to deferred interest, the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance of the mortgage loan over its remaining term to maturity.

Below is a summary of the expected loan characteristics of the pool:

Group	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max Rate
Group I – Non-Conforming without Prepay Penalties	43.02%	1.60%	1.22%	391	3.35%	2.97%	11.82%
Group II – Conforming	33.33%	3.30%	2.92%	389	3.38%	3.00%	11.78%
Group III – Non-Conforming with Prepay Penalties	23.65%	1.72%	1.34%	389	3.38%	3.00%	11.68%
Total:	**100.00%**	**2.19%**	**1.82%**	**390**	**3.37%**	**2.99%**	**11.77%**

Approximately 38% mortgage loans require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan during periods ranging from one year to five years after the mortgage loan was originated.

See the attached collateral descriptions for more information. NOTE: the information related to the mortgage loans described herein reflects information as of the April 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Pre-Funding Account: On the Closing Date, cash up to an amount, but in no case more than, 25% of the total mortgage loan pool, may be deposited into the Pre-Funding Account. The amount will be used to purchase additional Mortgage Loans during the period ending no later than October 27, 2005 (the "Pre-Funding Period"). Any balance remaining in the Pre-Funding Period will be distributed as principal to the Class I-A, Class II-A and Class III-A Certificateholders (as applicable) on the following Distribution Date.

Underwriting Standards: The mortgage loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Subordinate Certificates provide credit enhancement for the Senior Certificates.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate of any class of Certificates, other than the Class III-A-1 and Class III-A-2, is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class I-A and Class II-A Certificates their respective portion of any Carryover Shortfall Amount and then to the Class B Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Interest Rate Swap Counterparty: Bear Stearns Financial Products (rated AAA and Aaa by S&P and Moody's, respectively).

Interest Rate Swap: On the Closing Date, the Trustee will enter into an interest rate Swap with the Interest Rate Swap Counterparty relating to the Class I-A-2B Certificates. On each Distribution Date, the Trust will be obligated to pay the Interest Rate Swap Counterparty an interest rate equal to a floating rate based on One-Month LIBOR plus [x.xx%], subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Group 1 mortgage loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Interest Rate Swap Counterparty will then make monthly interest payments to the Trustee based on the then current level of One-Month LIBOR plus [x.xx%] on the same notional balance equal to the current principal balance of the Class I-A-2B Certificates on an actual/360 basis.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:
1. Payment of interest to the Interest Rate Swap Counterparty;
2. Payment of interest to the holders of the Class I-A, Class II-A, Class III-A, Class X-1, Class X-2 and Class M-X Certificates (net of Carryover Shortfall Amounts deposited into Carryover Reserve Fund), Class X-3 Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page);
3. Payment of principal to the holders of the Class I-A, Class II-A and Class III-A Certificates, pro rata, in an amount equal to their related Senior Optimal Principal Amount;
4. Payment of interest and principal sequentially to the Class B Certificates so each such Class shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
5. Payment of any Carryover Shortfall Amounts to the Senior, other than the Class III-A Certificates, and Class B Certificates.

Supplemental Carryover

Reserve Fund:

On the Closing Date, the Depositor will establish a Supplemental Carryover Reserve Fund. For the first Distribution Date and for the Senior Certificates, amounts in the Supplemental Carryover Reserve Fund will be used to cover any Carryover Shortfall Amounts allocable to the Senior Certificates for the first interest accrual period. The reserve fund will be replenished from the Carryover Shortfall Reserve Fund on future Distribution Dates and released to the Depositor, or its designee.

Negative Amortization:

Since the mortgage loans are subject to negative amortization, the Class A Certificates and the Subordinate Certificates are subject to increases in their principal balances. **However, the amount of negative amortization that occurs in each interest accrual period with respect to each mortgage loan subgroup will be offset by principal collections for such period on such related mortgage loan subgroup.** Any negative amortization for a related loan subgroup that is not offset by principal collections will be accreted pro rata to each class of Certificates Certificates.

Shifting Interest:

The Senior Certificates (except for the Interest Only Certificates) will be entitled to receive 100% of the prepayments on the mortgage loans up to and including July 2015. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the related mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related mortgage loans do not exceed a) on or prior to July 2008, 20% or b) after July 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the related subordinate prepayment percentage can be allocated to the related subordinate classes.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I mortgage loans will be allocated first to the Class I-A-3 until zero, then to the Class I-A-2 until zero and finally to the Class I-A-1 Certificates; Realized Losses on the Group II Mortgage Loans will be allocated first, to the Class II-A-2 until zero and then to the Class II-A-1 Certificates and Realized Losses on the Group III Mortgage Loans will be allocated to the Class III-A-2 until zero and then to the Class III-A-1 Certificates.


I-A-1
I-A-2
II-A-1
III-A-1
Losses
I-A-3
II-A-2
III-A-2

Exhibit I – Available Funds Rate Cap

- Assumes indices are 12% in first period and thereafter.
- 25% CPR.

Distribution Date	Class I-A-1 Effective Coupon	Class I-A-2A Effective Coupon	Class I-A-3 Effective Coupon	Class II-A-1 Effective Coupon	Class II-A-2 Effective Coupon
25-Aug-05	3.450	3.510	3.560	3.460	3.550
25-Sep-05	10.500	10.500	10.500	10.500	10.500
25-Oct-05	10.500	10.500	10.500	10.500	10.500
25-Nov-05	10.500	10.500	10.500	10.500	10.500
25-Dec-05	10.500	10.500	10.500	10.500	10.500
25-Jan-06	10.500	10.500	10.500	10.500	10.500
25-Feb-06	10.500	10.500	10.500	10.500	10.500
25-Mar-06	10.500	10.500	10.500	10.500	10.500
25-Apr-06	10.500	10.500	10.500	10.500	10.500
25-May-06	10.500	10.500	10.500	10.500	10.500
25-Jun-06	10.500	10.500	10.500	10.500	10.500
25-Jul-06	10.500	10.500	10.500	10.500	10.500
25-Aug-06	10.500	10.500	10.500	10.500	10.500
25-Sep-06	10.500	10.500	10.500	10.500	10.500
25-Oct-06	10.500	10.500	10.500	10.500	10.500
25-Nov-06	10.500	10.500	10.500	10.500	10.500
25-Dec-06	10.500	10.500	10.500	10.500	10.500
25-Jan-07	10.500	10.500	10.500	10.500	10.500
25-Feb-07	10.500	10.500	10.500	10.500	10.500
25-Mar-07	10.500	10.500	10.500	10.500	10.500
25-Apr-07	10.500	10.500	10.500	10.500	10.500
25-May-07	10.500	10.500	10.500	10.500	10.500
25-Jun-07	10.500	10.500	10.500	10.500	10.500
25-Jul-07	10.500	10.500	10.500	10.500	10.500
25-Aug-07	10.500	10.500	10.500	10.500	10.500
25-Sep-07	10.500	10.500	10.500	10.500	10.500
25-Oct-07	10.500	10.500	10.500	10.500	10.500
25-Nov-07	10.500	10.500	10.500	10.500	10.500
25-Dec-07	10.500	10.500	10.500	10.500	10.500
25-Jan-08	10.500	10.500	10.500	10.500	10.500
25-Feb-08	10.500	10.500	10.500	10.500	10.500
25-Mar-08	10.500	10.500	10.500	10.500	10.500
25-Apr-08	10.500	10.500	10.500	10.500	10.500
25-May-08	10.500	10.500	10.500	10.500	10.500
25-Jun-08	10.500	10.500	10.500	10.500	10.500
25-Jul-08	10.500	10.500	10.500	10.500	10.500
25-Aug-08	10.500	10.500	10.500	10.500	10.500

25-Sep-08	10.500	10.500	10.500	10.500	10.500
25-Oct-08	10.500	10.500	10.500	10.500	10.500
25-Nov-08	10.500	10.500	10.500	10.500	10.500
25-Dec-08	10.500	10.500	10.500	10.500	10.500
25-Jan-09	10.500	10.500	10.500	10.500	10.500
25-Feb-09	10.500	10.500	10.500	10.500	10.500
25-Mar-09	10.500	10.500	10.500	10.500	10.500
25-Apr-09	10.500	10.500	10.500	10.500	10.500
25-May-09	10.500	10.500	10.500	10.500	10.500
25-Jun-09	10.500	10.500	10.500	10.500	10.500
25-Jul-09	10.500	10.500	10.500	10.500	10.500
25-Aug-09	10.500	10.500	10.500	10.500	10.500
25-Sep-09	10.500	10.500	10.500	10.500	10.500
25-Oct-09	10.500	10.500	10.500	10.500	10.500
25-Nov-09	10.500	10.500	10.500	10.500	10.500
25-Dec-09	10.500	10.500	10.500	10.500	10.500
25-Jan-10	10.500	10.500	10.500	10.500	10.500
25-Feb-10	10.500	10.500	10.500	10.500	10.500
25-Mar-10	10.500	10.500	10.500	10.500	10.500
25-Apr-10	10.500	10.500	10.500	10.500	10.500
25-May-10	10.500	10.500	10.500	10.500	10.500
25-Jun-10	10.500	10.500	10.500	10.500	10.500
25-Jul-10	10.500	10.500	10.500	10.500	10.500
25-Aug-10	10.500	10.500	10.500	10.500	10.500
25-Sep-10	10.500	10.500	10.500	10.500	10.500
25-Oct-10	10.500	10.500	10.500	10.500	10.500
25-Nov-10	10.500	10.500	10.500	10.500	10.500
25-Dec-10	10.500	10.500	10.500	10.500	10.500
25-Jan-11	10.500	10.500	10.500	10.500	10.500
25-Feb-11	10.500	10.500	10.500	10.500	10.500
25-Mar-11	10.500	10.500	10.500	10.500	10.500
25-Apr-11	10.500	10.500	10.500	10.500	10.500
25-May-11	10.500	10.500	10.500	10.500	10.500
25-Jun-11	10.500	10.500	10.500	10.500	10.500
25-Jul-11	10.500	10.500	10.500	10.500	10.500
25-Aug-11	10.500	10.500	10.500	10.500	10.500
25-Sep-11	10.500	10.500	10.500	10.500	10.500
25-Oct-11	10.500	10.500	10.500	10.500	10.500
25-Nov-11	10.500	10.500	10.500	10.500	10.500
25-Dec-11	10.500	10.500	10.500	10.500	10.500
25-Jan-12	10.500	10.500	10.500	10.500	10.500
25-Feb-12	10.500	10.500	10.500	10.500	10.500
25-Mar-12	10.500	10.500	10.500	10.500	10.500
25-Apr-12	10.500	10.500	10.500	10.500	10.500
25-May-12	10.500	10.500	10.500	10.500	10.500

25-Jun-12	10.500	10.500	10.500	10.500	10.500
25-Jul-12	10.500	10.500	10.500	10.500	10.500
25-Aug-12	10.500	10.500	10.500	10.500	10.500
25-Sep-12	10.500	10.500	10.500	10.500	10.500
25-Oct-12	10.500	10.500	10.500	10.500	10.500
25-Nov-12	10.500	10.500	10.500	10.500	10.500
25-Dec-12	10.500	10.500	10.500	10.500	10.500
25-Jan-13	10.500	10.500	10.500	10.500	10.500
25-Feb-13	10.500	10.500	10.500	10.500	10.500
25-Mar-13	10.500	10.500	10.500	10.500	10.500
25-Apr-13	10.500	10.500	10.500	10.500	10.500
25-May-13	10.500	10.500	10.500	10.500	10.500
25-Jun-13	10.500	10.500	10.500	10.500	10.500
25-Jul-13	10.500	10.500	10.500	10.500	10.500
25-Aug-13	10.500	10.500	10.500	10.500	10.500
25-Sep-13	10.500	10.500	10.500	10.500	10.500

Exhibit 2 – Yield Tables

Assumptions:

	10% CPR	15% CPR	20% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Class I-A-1 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.52	3.52	3.52	3.52	3.52	3.52	3.52
WAL (yrs)	7.69	5.27	3.91	3.03	1.99	1.41	1.05
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	5/25/2024	1/25/2019	10/25/2015	8/25/2013	1/25/2011	7/25/2009	7/25/2008

Class I-A-2A *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	3.58	3.58	3.58	3.58	3.58	3.58	3.58
WAL (yrs)	7.69	5.27	3.91	3.03	1.99	1.41	1.05
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	5/25/2024	1/25/2019	10/25/2015	8/25/2013	1/25/2011	7/25/2009	7/25/2008

Class I-A-3 *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	3.63	3.63	3.63	3.63	3.63	3.63	3.63
WAL (yrs)	7.69	5.27	3.91	3.03	1.99	1.41	1.05
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	5/25/2024	1/25/2019	10/25/2015	8/25/2013	1/25/2011	7/25/2009	7/25/2008

Class II-A-1 *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	3.53	3.53	3.53	3.53	3.53	3.53	3.53
WAL (yrs)	7.62	5.22	3.88	3.01	1.98	1.41	1.05
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	5/25/2024	1/25/2019	10/25/2015	8/25/2013	1/25/2011	7/25/2009	7/25/2008

Class II-A-2 *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	3.62	3.62	3.62	3.62	3.62	3.62	3.63
WAL (yrs)	7.62	5.22	3.88	3.01	1.98	1.41	1.05
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	5/25/2024	1/25/2019	10/25/2015	8/25/2013	1/25/2011	7/25/2009	7/25/2008

Assumptions:

	10% CPR	15% CPR	20% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Class I-A-1 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.52	3.53	3.53	3.53	3.54	3.54	3.54
WAL (yrs)	8.14	5.69	4.25	3.31	2.17	1.53	1.13
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	7/25/2045	7/25/2045	7/25/2045	7/25/2045	6/25/2045	5/25/2038	10/25/2031

	10% CPR	15% CPR	20% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Class I-A-2A *Run to Maturity*							
Price: 100.000							
Yield (%)	3.59	3.59	3.60	3.60	3.60	3.60	3.60
WAL (yrs)	8.14	5.69	4.25	3.31	2.17	1.53	1.13
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	7/25/2045	7/25/2045	7/25/2045	7/25/2045	6/25/2045	1125/2037	12/25/2030
Class I-A-3 *Run to Maturity*							
Price: 100.000							
Yield (%)	364	3.65	3.65	3.66	3.66	3.66	3.66
WAL (yrs)	8.14	5.69	4.25	3.31	2.17	1.53	1.13
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	7/25/2045	7/25/2045	7/25/2045	7/25/2045	8/25/2044	9/25/2035	10/25/2029
Class II-A-1 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.54	3.54	3.54	3.55	3.55	3.55	3.55
WAL (yrs)	8.05	5.63	4.22	3.29	2.16	1.53	1.113
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	6/25/2045	6/25/2045	6/25/2045	6/25/2045	6/25/2045	11/25/2040	12/25/2032
Class II-A-2 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.63	3.64	3.64	3.64	3.65	3.65	3.65
WAL (yrs)	8.05	5.63	4.22	3.29	2.16	1.53	1.13
Start Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
End Date	6/25/2045	6/25/2045	6/25/2045	6/25/2045	2/25/2044	6/25/2035	7/25/2029

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